Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE

Agrium reports record fourth quarter and annual results

February 8, 2012 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta - Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) from continuing operations of $327-million ($2.04 diluted earnings per share) for the fourth quarter of 2011. The 2011 fourth quarter results included a $61-million ($0.30 diluted earnings per share 1) charge resulting from the impairment of Agrium’s investment in Hanfeng Evergreen Inc. (“Hanfeng”). Excluding this charge, net earnings from continuing operations would have been $374-million ($2.34 diluted earnings per share). Net earnings were $193-million ($1.20 diluted earnings per share) for the fourth quarter of 2011, compared with the net earnings of $135-million in the fourth quarter of 2010 ($0.86 diluted earnings per share).

On an annual basis, 2011 net earnings from continuing operations were $1.5-billion ($9.52 diluted earnings per share), compared to $730-million ($4.62 diluted earnings per share) in 2010. 2011 net earnings were $1.4-billion ($8.68 diluted earnings per share) as compared to $713-million ($4.51 diluted earnings per share) in 2010.

“I am very pleased to report that Agrium delivered record results for both the fourth quarter and the year. Our earnings from continuing operations were more than double last year’s level and we generated over $1 billion in cash this quarter. These impressive results were achieved despite global economic uncertainties that impacted commodity prices and led to buyer uncertainty in the later part of the year. We believe that the underlying fundamentals for the agriculture sector remain strong as crop inventory levels for most crops remain well below normal levels and in some cases are critically low,” said Mike Wilson, Agrium President and CEO.

“As the spring planting season approaches, farmers have a strong incentive to plant record acreage and optimize the use of Agrium’s full array of crop input products and services to maximize crop production. Agrium is well positioned to continue to meet farmers’ needs in 2012 and looks forward to delivering another year of value for its stakeholders,” added Mr. Wilson.

Losses recorded from discontinued operations of $134-million in the 2011 fourth quarter included an inventory write-off of $85-million ($0.54 diluted earnings per share) related to an insurance claim currently in dispute regarding misappropriated soybean inventory associated with AWB’s Commodity Management business and a charge of $37-million ($0.23 diluted earnings per share) arising from the net impact of guarantees for letters of credit in AWB’s investment in Hi-Fert Pty. Ltd. (“Hi-Fert”). We are aggressively pursuing claims against both of these losses and future recoveries will be recorded when assessed as virtually certain.

[1]	Fourth quarter effective tax rate of 23 percent used for adjusted diluted earnings per share calculations.

2011 Fourth Quarter Operating Results

Unless otherwise indicated, the financial information presented and discussed in this press release is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all comparisons of results for the fourth quarter of 2011 (three months ended December 31, 2011) are against results for the fourth quarter of 2010 (three months ended December 31, 2010) and all comparisons of results for 2011 are against results for 2010. All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.

CONSOLIDATED NET EARNINGS

Agrium’s 2011 fourth quarter net earnings were $193-million, or $1.20 diluted earnings per share, compared to net earnings of $135-million, or $0.86 diluted earnings per share, for the same quarter of 2010.

Financial Overview

	Three months ended December 31,
(Millions of U.S. dollars, except per share amounts and effective tax rate)	2011	2010	$ Change	%Change
Sales	3,177	2,398	779	32%
Gross profit	1,045	725	320	44%
Expenses	577	477	100	21%
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	468	248	220	89%
Consolidated net earnings from continuing operations(1)	327	152	175	115%
Consolidated net earnings	193	135	58	43%
Diluted earnings per share from continuing operations	2.04	0.97	1.07	110%
Diluted earnings per share	1.20	0.86	0.34	40%
Effective tax rate	23%	29%	N/A	(6%)

(1)	See “Discontinued Operations” below for a discussion of our discontinued operations.

Our consolidated gross profit for the fourth quarter of 2011 increased by $320-million, primarily due to higher gross profit from all three of our strategic business units, with highlights as follows:

•	An increase in Wholesale’s gross profit of $216-million for the fourth quarter of 2011, as higher crop pricing drove up demand and selling prices for all major products; and

•

The addition of the Landmark Australia Retail operations accounted for an increase of $80-million in Retail’s gross profit for the fourth quarter of 2011, with over half of the contribution coming from merchandise and other services. Excluding Landmark, Retail’s gross profit increased by $21-million in the fourth quarter of 2011 due to higher selling prices and strong margins across our major product lines.

The $100-million increase in expenses for the fourth quarter of 2011 was primarily driven by:

•	Higher Retail selling expenses of $65-million due to the addition of the Landmark business in December of 2010;

•	Increased Retail payroll of $18-million due to other recent acquisitions ($6-million) and higher incentives on existing operations ($11-million); and

•	An impairment charge of $61-million regarding our investment in Hanfeng.

These increases were partially offset by a $7-million recovery in share-based payments expense in the fourth quarter, which is a $61-million favorable change from the same period in 2010 (see section “Other” for further discussion).

Below is a summary of our other (income) expenses for the fourth quarter of 2011 and 2010:

	Three months ended December 31,
(Millions of U.S. dollars)	2011	2010
Interest income	(21)	(14)
Bad debt (recovery) expense	(7)	3
Other	(6)	11
Foreign currency translation gain	(1)	(50)
AWB acquisition costs	—	37
Unrealized loss on derivative financial instruments	1	26
Realized loss on derivative financial instruments	7	5
Environmental remediation and asset retirement obligations	15	5
Potash profit and capital tax	17	16
Asset impairment	61	—

	66	39

The effective tax rate was 23 percent for the fourth quarter of 2011 compared to 29 percent for the same period last year. The decrease in the effective tax rate was due to year over year differences in the jurisdictional split of income as well as the one time negative impact in 2010 of the cumulative effect of Canadian Tax Legislative changes relating to certain share based payment programs.

Financial Overview

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2011 fourth quarter sales were $1.8-billion, a substantial increase over the $1.3-billion in sales for the fourth quarter of 2010. The increase was a result of the addition of the Landmark business, strong price appreciation for nutrients, and increased demand for other crop input products and services this fall season across all our retail operations. Gross profit was a record $452-million this quarter, a 29 percent increase over the $351-million earned in the fourth quarter of 2010. We achieved an EBIT of $37-million in the fourth quarter of 2011, down from the record EBIT of $46-million in the same quarter of 2010. Retail earnings from continuing operations before finance costs, income taxes, depreciation, amortization, and asset impairment (“EBITDA”) reached $769-million in 2011, up significantly from the $524-million achieved last year and about three-quarters of the way to our $1-billion target by end of 2015.1

Crop nutrient sales reached $1.0-billion this quarter, compared to $827-million in the same quarter last year. The 25 percent increase in sales was due to significantly higher nutrient prices and the addition of the Landmark business. This was partially offset by lower North American sales volumes, which were down 9 percent compared to the previous year, due to the longer fall application season last year compared to this year. Agrium expects strong nutrient demand in the front half of 2012 supported by the continued strength in crop prices.1

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in this press release.

Gross profit for crop nutrients was $142-million this quarter, up from $140-million in the fourth quarter of 2010. Total crop nutrient margins were 14 percent in the fourth quarter of 2011, down 3 percent from the same quarter last year due primarily to high prices and costs.

Crop protection sales were $403-million in the fourth quarter of 2011, a 38 percent increase over the $292-million in sales for the same period last year. This was due to primarily the addition of the Australian Landmark business and higher sales across several product lines in North America. Our private label Loveland chemistry sales were 19 percent higher than the same quarter last year. Total crop protection gross profit this quarter was $145-million, a 23 percent increase over the $118-million recorded in the fourth quarter of 2010 due to the inclusion of the Landmark business and higher volumes domestically. Crop protection product margins as a percentage of sales were 36 percent for the fourth quarter of 2011, down 5 percent from the fourth quarter of 2010 due to lower margins on Landmark’s products. However, margins in our North and South American operations were approximately the same as the fourth quarter of last year.

Our seed sales reached $83-million this quarter compared to $54-million in the fourth quarter of 2010. Gross profit increased to $33-million this quarter, compared to the $26-million for the fourth quarter of 2010. Higher sales and gross profit this quarter was supported by a doubling in sales of our private label Dynagro seed business over the same period last year and higher winter wheat acreage.

Services and other sales were $176-million this quarter, over two and half times higher than the $68-million reported in the fourth quarter of 2010. Gross profit was $106-million in the fourth quarter of 2011, compared to $59-million for the same period last year. The sizeable increase in sales and gross profit this quarter was due to the addition of the Australian Landmark business, whose services consist primarily of livestock and wool brokerage, and a strong application season in most regions. North American services and other achieved increased sales and gross profit compared to the same period last year, even though nutrient sales volumes were lower than the previous year.

Sales of merchandise this quarter were $143-million, compared to sales of $85-million in the fourth quarter of 2010. Gross profit for this product line was $26-million, compared to $8-million in the fourth quarter of 2010. The increase in sales and gross profit was due to the inclusion of the Landmark retail business for the full quarter in 2011 results.

Retail selling expenses for the fourth quarter of 2011 were $397-million, up $104-million from last year. The increase was due to a combination of increased operating expenses associated with the Landmark operations and higher fuel and incentive costs within our North American operations. Selling expenses as a percentage of sales were 22 percent in the fourth quarter of 2011, similar to the same period last year.

Wholesale

Wholesale’s sales were a record $1.5-billion in the fourth quarter of 2011, compared to sales of $1.2-billion reported in the fourth quarter of 2010. Gross profit reached $556-million in the fourth quarter of 2011, which was also a fourth quarter record and 64% higher than the $340-million achieved in the same period in 2010. Wholesale reported fourth quarter EBIT of $507-million in 2011, significantly surpassing the previous fourth quarter record of $315-million earned in 2010. The record earnings achieved this quarter were attributable to higher realized prices and margins across all three major crop nutrients and strong sales volumes despite the global economic uncertainty experienced during the quarter.

Nitrogen gross profit was $322-million in the fourth quarter of 2011, more than double the $160-million reported in the same period last year due to higher realized prices and sales volumes. Both benchmark and Agrium’s realized prices were higher for all nitrogen products in the fourth quarter of 2011 compared to the same period last year. Wholesale nitrogen sales volumes were higher than the same period last year, primarily due to higher North American and international sales volumes for ammonia and urea, which more than offset lower sales volumes for nitrogen solutions. Nitrogen cost of product sold was $258 per tonne this quarter, higher than the $243 per tonne reported in the fourth quarter of 2010, due primarily to higher input costs associated with production at nitrogen upgrade facilities and increased maintenance costs. Nitrogen margins were a fourth quarter record $304 per tonne this quarter, compared with $163 per tonne in the same period last year. The Egyptian MOPCO nitrogen facility, in which we have a 26 percent equity investment, continues to be shut in. However, we are optimistic the facility will be allowed to re-open in 2012 given its strong environmental performance, as recently reconfirmed by a government appointed independent Egyptian scientific review panel, as well as the positive contribution it can provide the Egyptian economy.

Agrium’s average natural gas cost in cost of product sold was $3.47/MMBtu ($3.77/MMBtu including the impact of realized losses on natural gas derivatives) this quarter, compared to $3.70/MMBtu for the same period in 2010 ($3.97/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2011 was $3.61/MMBtu, compared to $3.81/MMBtu in the same quarter last year and $4.19/MMBtu in the third quarter of 2011. The AECO (Alberta) basis differential was a $0.24/MMBtu discount to NYMEX in the fourth quarter of 2011, which was slightly lower than the $0.28/MMBtu differential that existed in the fourth quarter of 2010.

Potash gross profit for the fourth quarter of 2011 was $121-million, a 26 percent increase from the $96-million achieved in the same quarter last year. The increase was attributable to stronger domestic and international year-over-year pricing. International sales volumes were 221,000 tonnes this quarter, compared to 181,000 tonnes reported in the fourth quarter of 2010, as a result of increased deliveries against key Canpotex contracts. Domestic sales volumes were 177,000 tonnes this quarter, down from the 236,000 tonnes in the fourth quarter of 2010, due to a combination of lower post season fill demand by North American retailers and lower beginning inventory levels in the fourth quarter of 2011 compared to the same period last year. Potash cost of product sold was $169 per tonne this quarter, compared to $150 per tonne in the fourth quarter of 2010, as a result of unplanned plant maintenance costs. Gross margin on a per tonne basis was $304 in the fourth quarter of 2011, compared to the $228 per tonne realized during the same quarter in 2010.

Phosphate gross profit was $89-million in the fourth quarter of 2011, an increase of 65% from the $54-million reported in the same period last year. This substantial increase was attributable to higher production and an increase in realized sales prices, resulting from strong demand in Western Canada and the Northern Plains. Realized sales prices averaged $813 per tonne this quarter, up from $672 per tonne in the fourth quarter of 2010. Phosphate cost of product sold was $500 per tonne in the fourth quarter of 2011, compared to $454 per tonne in the same period last year, primarily due to higher sulphur costs. On a per tonne basis, gross margin in the fourth quarter of 2011 increased significantly to $313 per tonne, compared to $218 per tonne in the same period last year.

Gross profit from product purchased for resale was $1-million this quarter, down from $23-million in the fourth quarter of 2010. The decrease was a result of the significant decline in global crop nutrient prices experienced in the fourth quarter of 2011, which impacted both sales margins and the valuation on inventories, particularly in comparison to the buoyant market conditions that prevailed in the same quarter of last year.

Wholesale’s Other product category, which is primarily comprised of ammonium sulphate and Rainbow granulated products, achieved gross profit of $23-million in the fourth quarter of 2011, compared to $7-million in the same period last year. The increase in gross profit this quarter was mainly due to higher realized prices for both product categories, which was partially offset by lower sales volumes from Rainbow products.

Wholesale expenses in the fourth quarter of 2011 were $49-million, $24-million higher than same period in 2010. The increase was due primarily to mark-to-market losses on natural gas and other derivatives (including foreign exchange) of $17-million.

Advanced Technologies

Advanced Technologies’ (“AAT”) gross profit was $38-million in the fourth quarter of 2011, significantly higher than the $24-million reported in the fourth quarter of 2010. The increase was attributable to higher realized sales prices and strong demand for Environmentally Smart Nitrogen (“ESN”), as well as contributions to gross profit from recent acquisitions.

EBIT was a loss of $56-million in the fourth quarter of 2011, a decrease of $58-million compared to the same period last year due to a $61-million impairment of Agrium’s investment in Hanfeng. Agrium has determined that Hanfeng is not integral to our strategic growth plans in China and accordingly, we have recorded an impairment of $61-million, reducing our investment to $29-million to reflect Hanfeng’s recent performance. Agrium plans on maintaining its equity investment in Hanfeng. Excluding the asset impairment, EBITDA was $12-million this quarter, which exceeded the $7-million reported in the fourth quarter of 2010. Stronger sales and gross profit were partly offset by higher selling and general and administrative costs in the fourth quarter of 2011, as compared to the same period last year. Selling and general and administrative costs for AAT were $11-million higher this quarter versus the same period in 2010, due primarily to acquisitions and continued efforts to support the expansion of AAT’s retail sales footprint and presence in turf and ornamental markets in the U.S.

Other

EBIT for our Other non-operating business unit for the fourth quarter of 2011 was a loss of $20-million, compared to a loss of $115-million for the fourth quarter of 2010. This change was primarily driven by:

•

A $61-million favorable change in share-based payments expense, where there was a $7-million recovery during the fourth quarter of 2011, compared to an expense of $54-million during the fourth quarter of 2010; and

•	A $37-million expense in 2010 for AWB acquisition costs.

LIQUIDITY AND CAPITAL RESOURCES

Debt Ratings

On November 28, 2011, DBRS Limited affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

On September 21, 2011, Moody’s Investors Service affirmed its Baa2 long-term corporate credit rating and stable outlook on Agrium.

On August 23, 2011, Standard & Poor’s Rating Services affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares as at January 31, 2012 was approximately 158 million. As at January 31, 2012, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.3 million.

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of U.S. dollars, except per share information)

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	3,177	3,141	6,198	2,954	2,398	2,066	4,431	1,848
Gross profit	1,045	888	1,675	725	725	498	1,063	362
Consolidated net earnings (loss) from continuing operations	327	293	728	160	152	61	518	(1)
Consolidated net earnings (loss)	193	293	718	171	135	61	518	(1)
Earnings (loss) per share from continuing operations
-basic	2.05	1.86	4.61	1.02	0.97	0.39	3.29	(0.01)
-diluted	2.04	1.85	4.60	1.02	0.97	0.39	3.28	(0.01)
Earnings (loss) per share
-basic	1.20	1.86	4.55	1.09	0.86	0.39	3.29	(0.01)
-diluted	1.20	1.85	4.54	1.09	0.86	0.39	3.28	(0.01)

The agricultural products business is seasonal in nature. Consequently, sales and comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia. Our acquisition of AWB in December 2010, which has a majority of its earnings from the first and second quarters of the calendar year, may have some impact on comparability.

BUSINESS ACQUISITIONS

On December 3, 2010, we acquired 100 percent of AWB, an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On May 11, 2011, we completed the sale of the majority of the Commodity Management businesses acquired from AWB, in accordance with an agreement dated

December 15, 2010 (for further discussion, see section “Discontinued Operations”). Cash received from the sale was $694-million.

We retained the Landmark retail operations, including over 200 company-owned retail locations and over 140 retail franchise and wholesale customer locations in Australia. The primary purpose of the acquisition was to expand the retail division and provide access to the growing Southeast Asia market. The acquired business is included in the Retail operating segment.

Other acquisitions

		Consideration	Purchase		Business
	Date	(millions of U.S. dollars)	Type		unit	Description
Cerealtoscana S.p.A and Agroport	May 2, 2011	27	100 of shares	%	Wholesale	Crop input distribution
Evergro Canada	July 4, 2011	52	Certain assets and liabilities		AAT	Crop input manufacturing and distribution
International Mineral Technologies	July 7, 2011	44	Certain assets and liabilities		AAT / Retail	Crop input manufacturing and distribution

DISCONTINUED OPERATIONS

Discontinued operations include the operations of the Commodity Management businesses and AWB Harvest Finance Limited, sold on May 11, 2011. Cash received from the sale was $694-million. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity by AWB for litigation related to the Oil-for-Food Programme. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale.

Net loss from discontinued operations was $134-million for the fourth quarter of 2011 compared to $17-million in the same period of 2010. This was attributed to:

•

An inventory write-off of $85-million relating to misappropriated soybean inventory acquired in the purchase of AWB. The insurance claim is currently in dispute with insurers and future recoveries will be recorded when assessed as virtually certain.

•

In the fourth quarter, we paid approximately $37-million (net of recoveries from certain assets) pursuant to guarantees related to Hi-Fert. We are in dispute regarding security interests that could offset some or all of the guarantees that were paid out. Future recoveries will be recorded when assessed as virtually certain.

NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA. We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS:

(millions of U.S. dollars)	Three Months Ended December 31,
	2011					2010
	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Retail	Wholesale	Advanced Technologies	Other	Consolidated
EBITDA	80	552	12	(15)	629	79	354	7	(114)	326
Depreciation and amortization	43	45	7	5	100	33	39	5	1	78
Asset impairment	—	—	61	—	61	—	—	—	—	—

EBIT	37	507	(56)	(20)	468	46	315	2	(115)	248

Finance costs related to long-term debt					(25)					(23)
Other finance costs					(17)					(11)
Income taxes					(99)					(62)

Consolidated net earnings from continuing operations					327					152

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Global macroeconomic uncertainty created significant volatility in agricultural and crop nutrient markets in the fourth quarter. Major crop prices declined significantly between the beginning of November and the middle of December, driven in part by speculative traders significantly reducing their positions. The negative momentum in crop prices, combined with continued global economic uncertainty, led fertilizer buyers to delay making purchase decisions. In the absence of significant spot demand, nitrogen and phosphate prices declined in late 2011.

While the prospects for the global economy remain uncertain, the prospects for the agriculture sector are very positive. Corn prices remain at historically high levels, driven by a tight supply/demand balance in 2011/12. December corn futures averaged $5.69 per bushel in January 2012, similar to the strong prices experienced in January of 2011. Given the strength in corn prices most analysts expect higher corn acreage likely reaching between 92 and 94 million acres. Prospective 2012/13 cash margins for corn, soybean and cotton are all at historically high levels, which is expected to support strong demand for seed, crop protection products, crop nutrients and agronomic services.

Relatively quiet spot demand for nitrogen in late 2011 led to a significant decline in prices during the quarter. Prices have rebounded somewhat since the beginning of 2012, with renewed purchases from Pakistan and other markets. We expect pent up demand to continue to emerge in Europe and North America for application on winter wheat and due to expected strong corn area this spring. Brazil imported a record 3 million tonnes of urea in 2011 and demand is expected to be stronger than normal in the first half of 2012 due to a high sugarcane renewal rate and a large second crop of corn. We expect new exportable urea supplies to become available from Qatar in the first quarter of 2012 and from Algeria in the first half of 2012. China announced a slight change to its restrictive sliding scale export tax in late 2011. We do not expect the change to have a significant impact on Chinese urea exports, which declined by 50 percent in 2011 from 2010 levels. Chinese urea production costs have increased on rising anthracite coal and electricity costs and feedstock natural gas supply restrictions.

Slow spot demand for phosphates impacted markets in late 2011, but prices have since stabilized. India requested that suppliers delay shipments due to the combination of the decline in the value of the Indian Rupee and building port congestion and inventories. North American farm applications were strong in the fourth quarter, however dealers have been reluctant to re-fill inventories at this time, which should result in significant demand prior to planting the 2012 crop. Brazilian DAP/MAP imports were a record 2.6 million tonnes, up 67 percent from 2010 levels. While the first quarter of the year is seasonally a slow time for Brazilian imports, analysts expect Brazil to have another strong import year in 2012. The Ma’aden Phosphate project in Saudi Arabia is expected to continue to ramp up in the first half of 2012, with current production rates representing well below 50 percent capacity utilization. Similar to urea, the Chinese government changed its formula for the sliding scale export tax on DAP/MAP exports, which will reduce the tax paid relative to 2011. The Chinese Government implemented restrictions which will no longer allow TSP and NP fertilizers to be exported in record volumes as occurred in 2011. As a result of the change most analysts expect a significant decline in the export of these phosphate products and a slight reduction in total Chinese phosphate export levels, even though DAP/MAP exports may be somewhat higher in 2012.

Global potash import demand has been particularly slow in the fourth quarter of 2011 and early 2012. However 2011 was a record year in terms of global potash deliveries. Brazil imported a record volume of potash and became the largest importer of seaborne potash. China’s imports rebounded to 6.4 million tonnes of potash, up 22 percent from 2010. Chinese imports in 2012 are more uncertain as domestic inventories of potash remain higher than they were a year ago. Similarly, Indian inventories are higher than normal for this time of year and they have delayed acceptance of a portion of contracted potash supplies. A number of potash producers have indicated they have lowered their operating rates given the recent slowdown in demand, however a seasonal pickup in demand is expected in the coming months given the continuation of strong crop prices.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of retained AWB businesses.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy or government involvement in determining gas availability or prices or access to a facility or construction site, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. Additionally, there are risks associated with Agrium’s recent acquisition of AWB, including: size and timing of expected synergies could be less favourable than anticipated; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme and post acquisition claims from the AWB acquisition and any ultimate recoveries arising from them are subject to the inherent risks of litigation as well as counterparty and sovereign risk). There are risks related to the recently announced potash expansion at Agrium’s Vanscoy facility which include changes in development plans for the potash expansion, capital construction costs, construction progress, and potential delays in building the potash expansion and related infrastructure, availability of equipment and labor, performance of other parties and risks associated with technology; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2011 4th Quarter Conference Call will be available in a listen-only mode beginning Wednesday, February 8, 2012 at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010

Sales	3,177	2,398	15,470	10,743
Cost of product sold	2,132	1,673	11,137	8,095

Gross profit	1,045	725	4,333	2,648
Expenses
Selling	423	303	1,673	1,144
General and administrative	94	142	335	368
Earnings from associates	(6)	(7)	(21)	(26)
Other expenses	66	39	123	49

Earnings before finance costs and income taxes	468	248	2,223	1,113
Finance costs related to long-term debt	25	23	101	88
Other finance costs	17	11	59	31

Earnings before income taxes	426	214	2,063	994
Income taxes	99	62	555	264

Consolidated net earnings from continuing operations	327	152	1,508	730
Consolidated net loss from discontinued operations	(134)	(17)	(133)	(17)

Consolidated net earnings	193	135	1,375	713

Attributable to:
Equity holders of Agrium	189	136	1,371	713
Non-controlling interest	4	(1)	4	—

Consolidated net earnings	193	135	1,375	713

Earnings per share
Basic earnings per share from continuing operations	2.05	0.97	9.53	4.63
Basic loss per share from discontinued operations	(0.85)	(0.11)	(0.84)	(0.11)

Basic earnings per share	1.20	0.86	8.69	4.52

Diluted earnings per share from continuing operations	2.04	0.97	9.52	4.62
Diluted loss per share from discontinued operations	(0.84)	(0.11)	(0.84)	(0.11)

Diluted earnings per share	1.20	0.86	8.68	4.51

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010

Consolidated net earnings	193	135	1,375	713
Other comprehensive income (loss)
Gains (losses)
Available for sale financial instruments	—	—	1	—
Actuarial loss on post-employment benefit plans	(32)	(22)	(58)	(22)
Foreign currency translation	78	72	(43)	66

	46	50	(100)	44

Reclassification adjustments
Available for sale financial instruments	—	—	(2)	(48)
Foreign currency translation	—	—	(23)	—

	—	—	(25)	(48)

Deferred income taxes
Available for sale financial instruments	—	—	—	19
Actuarial loss on post-employment benefit plans	10	6	17	6

	10	6	17	25

	56	56	(108)	21

Consolidated comprehensive income	249	191	1,267	734

Attributable to:
Equity holders of Agrium	246	183	1,271	737
Non-controlling interest	3	8	(4)	(3)

Consolidated comprehensive income	249	191	1,267	734

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010

Operating
Consolidated net earnings from continuing operations	327	152	1,508	730
Items not affecting cash
Depreciation and amortization	100	78	381	334
Earnings from associates	(6)	(7)	(21)	(26)
Asset impairment	61	—	61	—
Share-based payments	(7)	54	(51)	111
Unrealized loss (gain) on derivative financial instruments	1	26	(46)	42
Gain on disposal of marketable securities	—	—	—	(52)
Unrealized foreign currency translation loss (gain)	8	(11)	19	(12)
Deferred income taxes	53	1	150	13
Other	21	9	64	31
Dividends from associates	—	—	16	14
Net changes in non-cash working capital	543	273	(731)	(596)

Cash provided by operating activities	1,101	575	1,350	589

Investing
Acquisitions, net of cash acquired	(38)	(1,209)	(183)	(1,209)
Proceeds from disposal of discontinued operations	—	—	721	—
Capital expenditures	(233)	(135)	(663)	(441)
Investment in associates	—	—	(15)	—
Purchase of investments	(3)	—	(46)	—
Proceeds from disposal of investments	—	—	36	25
Proceeds from disposal of marketable securities	—	—	—	117
Other	4	8	(1)	—

Cash used in investing activities	(270)	(1,336)	(151)	(1,508)

Financing
Short-term debt	(161)	(50)	(293)	42
Long-term debt issued	1	517	71	565
Transaction costs on long-term debt	—	(13)	—	(13)
Repayment of long-term debt	(54)	(7)	(188)	(17)
Dividends paid	—	—	(18)	(17)
Shares issued, net of issuance costs	—	3	5	8

Cash (used in) provided by financing activities	(214)	450	(423)	568

Effect of exchange rate changes on cash and cash equivalents	(5)	4	(14)	8

Increase (decrease) in cash and cash equivalents from continuing operations	612	(307)	762	(343)
Cash and cash equivalents (used in) provided by discontinued operations	(21)	45	(51)	45
Cash and cash equivalents – beginning of period	755	897	635	933

Cash and cash equivalents – end of period	1,346	635	1,346	635

Included in operating activities
Interest paid	23	13	137	101
Interest received	20	14	78	50
Income taxes paid	138	57	401	508

Included in investing activities
Interest paid	3	2	10	4

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	December 31,		January 1,
	2011	2010 (a)	2010
ASSETS
Current assets
Cash and cash equivalents	1,346	635	933
Accounts receivable	1,984	1,759	1,133
Income taxes receivable	138	25	114
Inventories	2,956	2,498	2,137
Prepaid expenses and deposits	643	848	567
Marketable securities	—	3	114
Assets of discontinued operations	68	1,320	—

	7,135	7,088	4,998
Property, plant and equipment	2,533	2,179	1,797
Intangibles	678	695	617
Goodwill	2,277	2,271	1,804
Investments in associates	355	405	370
Other assets	97	48	88
Deferred income tax assets	63	22	—
Assets of discontinued operations	2	184	—

	13,140	12,892	9,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	245	517	106
Accounts payable	2,959	2,815	2,094
Income taxes payable	82	12	349
Current portion of long-term debt	20	125	—
Current portion of other provisions	68	44	47
Liabilities of discontinued operations	53	1,020	—

	3,427	4,533	2,596
Long-term debt	2,098	2,118	1,699
Provisions for post-employment benefits	192	136	106
Other provisions	299	296	260
Other liabilities	59	123	82
Deferred income tax liabilities	637	490	460
Liabilities of discontinued operations	—	3	—

	6,712	7,699	5,203

Shareholders’ equity
Share capital	1,994	1,982	1,977
Retained earnings	4,477	3,150	2,454
Accumulated other comprehensive (loss) income	(47)	53	29

Equity holders of Agrium	6,424	5,185	4,460
Non-controlling interest	4	8	11

Total equity	6,428	5,193	4,471

	13,140	12,892	9,674

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Equity holders of Agrium	Non- controlling interest	Total equity
January 1, 2010	157	1,977	2,454	29	4,460	11	4,471

Consolidated net earnings	—	—	713	—	713	—	713
Other comprehensive income (loss), net of tax
Available for sale financial instruments	—	—	—	(29)	(29)	—	(29)
Actuarial loss on post-employment benefit plans	—	—	—	(16)	(16)	—	(16)
Foreign currency translation	—	—	—	69	69	(3)	66

Comprehensive income (loss), net of tax	—	—	713	24	737	(3)	734
Dividends ($0.11 per share)	—	—	(17)	—	(17)	—	(17)
Share-based payment transactions	1	5	—	—	5	—	5

December 31, 2010	158	1,982	3,150	53	5,185	8	5,193

Consolidated net earnings	—	—	1,371	—	1,371	4	1,375
Other comprehensive income (loss), net of tax
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Actuarial loss on post-employment benefit plans	—	—	—	(41)	(41)	—	(41)
Foreign currency translation	—	—	—	(58)	(58)	(8)	(66)

Comprehensive income (loss), net of tax	—	—	1,371	(100)	1,271	(4)	1,267
Dividends ($0.28 per share) (b)	—	—	(44)	—	(44)	—	(44)
Share-based payment transactions	—	12	—	—	12	—	12

December 31, 2011	158	1,994	4,477	(47)	6,424	4	6,428

(a)	Authorized share capital consists of unlimited common shares without par value.
(b)	Dividends of $0.225 per share were paid January 19, 2012 to shareholders of record on January 1, 2012.

AGRIUM INC.

Results by Segment

(Unaudited - millions of U.S. dollars)

Schedule 1a

	Three months ended December 31,
	2011
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales - external	1,827	1,226	124	—	3,177
- inter-segment	8	228	22	(258)	—

Total sales	1,835	1,454	146	(258)	3,177
Cost of product sold	1,383	898	108	(257)	2,132

Gross profit	452	556	38	(1)	1,045

Gross profit (%)	25	38	26		33

Selling expenses	397	13	14	(1)	423
EBITDA(1)	80	552	12	(15)	629
EBIT(2)	37	507	(56)	(20)	468

	Three months ended December 31,
	2010
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales - external	1,309	1,006	83	—	2,398
- inter-segment	16	154	16	(186)	—

Total sales	1,325	1,160	99	(186)	2,398
Cost of product sold	974	820	75	(196)	1,673

Gross profit	351	340	24	10	725

Gross profit (%)	26	29	24		30

Selling expenses	293	9	8	(7)	303
EBITDA(1)	79	354	7	(114)	326
EBIT(2)	46	315	2	(115)	248

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.
(3)	All schedules have been restated to conform to International Financial Reporting Standards.

AGRIUM INC.

Results by Segment

(Unaudited - millions of U.S. dollars)

Schedule 1b

	Twelve months ended December 31,
	2011
	Retail	Wholesale	Advanced Technologies	Other	Total

Sales - external	10,287	4,759	424	—	15,470
- inter-segment	29	817	86	(932)	—

Total sales	10,316	5,576	510	(932)	15,470
Cost of product sold	8,030	3,594	395	(882)	11,137

Gross profit	2,286	1,982	115	(50)	4,333

Gross profit (%)	22	36	23		28

Selling expenses	1,595	42	47	(11)	1,673
EBITDA(1)	769	2,019	34	(157)	2,665
EBIT(2)	600	1,846	(51)	(172)	2,223

	Twelve months ended December 31,
	2010
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Sales - external	6,941	3,460	342	—	10,743
- inter-segment	28	524	55	(607)	—

Total sales	6,969	3,984	397	(607)	10,743
Cost of product sold	5,418	2,975	312	(610)	8,095

Gross profit	1,551	1,009	85	3	2,648

Gross profit (%)	22	25	21		25

Selling expenses	1,094	35	30	(15)	1,144
EBITDA(1)	524	1,081	31	(189)	1,447
EBIT(2)	409	889	12	(197)	1,113

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.
(3)	All schedules have been restated to conform to International Financial Reporting Standards.

AGRIUM INC.

Product Lines

(Unaudited - millions of U.S. dollars)

Schedule 2

	Three months ended December 31,						Twelve months ended December 31,
	2011			2010			2011			2010
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold(1)	profit	Sales	sold(1)	profit	Sales	sold(1)	profit	Sales	sold(1)	profit

Retail(2)(3)
Crop nutrients	1,030	888	142	827	687	140	4,537	3,779	758	3,001	2,460	541
Crop protection products	403	258	145	291	173	118	3,449	2,651	798	2,703	2,070	633
Seed	83	50	33	54	28	26	1,085	855	230	877	706	171
Merchandise	143	117	26	85	77	8	629	540	89	158	144	14
Services and other	176	70	106	68	9	59	616	205	411	230	38	192

	1,835	1,383	452	1,325	974	351	10,316	8,030	2,286	6,969	5,418	1,551

Wholesale (3)
Nitrogen	595	273	322	397	237	160	2,051	1,077	974	1,458	1,006	452
Potash	188	67	121	158	62	96	809	296	513	675	304	371
Phosphate	232	143	89	165	111	54	893	544	349	596	490	106
Product purchased for resale	371	370	1	388	365	23	1,566	1,506	60	1,039	991	48
Other	68	45	23	52	45	7	257	171	86	216	184	32

	1,454	898	556	1,160	820	340	5,576	3,594	1,982	3,984	2,975	1,009

Advanced Technologies(3)
Turf and ornamental	81	58	23	68	53	15	311	245	66	271	215	56
Agriculture	65	50	15	31	22	9	199	150	49	126	97	29

	146	108	38	99	75	24	510	395	115	397	312	85

Other inter-segment eliminations(3)	(258)	(257)	(1)	(186)	(196)	10	(932)	(882)	(50)	(607)	(610)	3

Total(3)	3,177	2,132	1,045	2,398	1,673	725	15,470	11,137	4,333	10,743	8,095	2,648

(1)	Includes depreciation and amortization.
(2)	International Retail net sales were $582-million (2010 - $243-million) and gross profit was $134-million (2010 - $51-million) for the three months ended December 31. International Retail net sales were $2.6-billion (2010 - $435-million) and gross profit was $504-million (2010 - $85-million) for the twelve months ended December 31.
(3)	Comparative figures have been reclassified to conform to the current year’s revised categories.

AGRIUM INC.

Selected Wholesale Volumes and Sales Prices

(Unaudited)

Schedule 3a

	Three months ended December 31,
	2011				2010
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)

Nitrogen
Domestic
Ammonia	377	638			314	466
Urea	340	600			318	420
Other	211	375			229	286

Total domestic	928	564			861	401
International	132	543			119	438

Total nitrogen	1,060	562	258	304	980	406	243	163

Potash
Domestic	177	581			236	444
International	221	386			181	292

Total potash	398	473	169	304	417	378	150	228

Phosphate	285	813	500	313	246	672	454	218

Product purchased for resale	721	514	513	1	944	410	385	25

Other
Ammonium sulfate	88	386	207	179	78	269	181	88
Other	74				84

Total other	162				162

Total Wholesale	2,626	554	342	212	2,749	422	298	124

AGRIUM INC.

Selected Wholesale Volumes and Sales Prices

(Unaudited)

Schedule 3b

	Twelve months ended December 31,
	2011				2010
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)

Nitrogen
Domestic
Ammonia	1,152	586			1,125	432
Urea	1,376	544			1,401	389
Other	1,022	367			952	267

Total domestic	3,550	506			3,478	371
International	509	500			440	386

Total nitrogen	4,059	506	266	240	3,918	372	257	115

Potash
Domestic	846	556			1,119	420
International	919	368			749	273

Total potash	1,765	458	168	290	1,868	361	163	198

Phosphate	1,127	792	482	310	1,041	573	471	102

Product purchased for resale	3,245	483	465	18	3,000	346	330	16

Other
Ammonium sulfate	358	366	195	171	347	256	180	76
Other	280				344

Total other	638				691

Total Wholesale	10,834	515	332	183	10,518	379	283	96

AGRIUM INC.

Depreciation and Amortization in Cost of Product Sold

(Unaudited - millions of U.S. dollars)

Schedule 4

	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010
Retail	2	2	6	6

Wholesale
Nitrogen	21	20	81	77
Potash	9	6	38	36
Phosphate	12	10	46	68
Product purchased for resale	—	—	—	1
Other	1	1	3	5

	43	37	168	187

Advanced Technologies	3	2	13	12

Total	48	41	187	205